Exhibit 99.4

NORTH AMERICAN PALLDIUM LTD. (the “Company)

CERTIFICATE OF OFFICER

TO:	All Canadian Securities Regulatory Authorities

RE:	Abridging Time Pursuant to National Instrument 54-101 – Communication With Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101")

The undersigned, Tess Lofsky, duly appointed Vice President, General Counsel and Secretary of the Company, hereby certifies for and on behalf of the Company and not in her personal capacity and without personal liability, intending that the same may be relied upon by you without further inquiry, that the Company is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)

the Company has arranged to have proxy-related materials for the special meeting of the Company to be held on March 28, 2014 sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Company has arranged to have carried out all the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon section 2.20 of NI 54-101.

DATED as of March 3, 2014

By:	/s/ Tess Lofsky
	Name:	Tess Lofsky
	Title:	Vice President, General Counsel
& Corporate Secretary